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                          EXHIBIT 10



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                             January 31, 1995


Board of Directors
National Gypsum Company
2001 Rexford Road
Charlotte, North Carolina 28211

Dear Directors:

     We are writing to propose a transaction that we believe maximizes value for all stockholders of National Gypsum Company (the "Company"). We propose that the Company effect a recapitalization that would enable stockholders to have 75% of their common stock redeemed for cash at $46 per share. This price reflects a 40% premium over the stock price prevailing when we made our initial merger proposal to the Company. Our proposed plan would also permit stockholders to retain a substantial ongoing equity interest in the Company equal to approximately 42% of their current fully diluted equity ownership. The Company would remain a publicly traded company on the NASDAQ National Market System.

     Pursuant to the plan, Delcor would forgo the cash redemption payment provided to other stockholders and invest $150 million to acquire newly issued common shares of the Company at the same $46 price being paid for redeemed shares. This would increase Delcor's ownership interest to slightly more than 50% of the outstanding common shares (on a fully diluted basis). By providing for an increase in Delcor's equity ownership, our proposed plan will allow other stockholders to obtain capital gain tax treatment in connection with the redemption of their shares.

     The Delcor equity investment, together with the additional equity investments by First Union Corporation and NationsBank Corporation described below, would provide a solid equity base to support the continued stability and growth of the Company. In particular, we believe this equity base would provide the Company with the financial strength and flexibility it needs to pursue prudent capital projects and acquisition opportunities, to withstand the cyclicality inherent in the gypsum wallboard business, and to address uncertainties related to the NGC Settlement Trust and its ability to resolve potential future asbestos liability claims.

     We believe the recapitalization will dramatically increase the Company's reported earnings and cash flow per share. Based on research analysts' estimates for the Company's earnings per share in 1995, our proposed transaction would result in an increase of more than 30% in pro forma earnings per share. Moreover, although Delcor has no present intention to seek an extraordinary

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transaction at any time following the recapitalization (such as a cash merger or tender offer to increase its ownership to 100%), Delcor does want the Company to selectively consider open market repurchases to further boost earnings and cash flow per share and enhance long-term stockholder value.

     Fundamentally, we believe the delivery of significant near-term cash value to stockholders, the prudent use of financial leverage, and sensible repurchases of stock create an exceptional framework for maximizing short-term and long-term value for all of the Company's stockholders. Our proposal incorporates each of these important elements.

     A summary description of our recapitalization plan is outlined below:

     1) The plan would provide for a reclassification and redemption of shares to be effected through certain amendments to the Company's certificate of incorporation and certain exchanges and purchases of stock. (Such reclassification, redemption, and new investments are referred to collectively as the "recapitalization.") The plan would be voted upon by stockholders and must be approved by the holders of two thirds of the outstanding shares other than those now held by Delcor, First Union Corporation, and their affiliates. (Stockholders other than Delcor and First Union Corporation, with respect to the 784,999 shares of common stock held by First Union Corporation described below, are referred to as the "public stockholders.")

     2) Pursuant to the plan, the Company would redeem 75% of the outstanding common stock held by public stockholders for cash at a redemption price equal to $46 per share (the "Transaction Price"). The remaining 25% of the stock held by public stockholders would remain outstanding and provide public stockholders with a percentage equity interest in the Company equal to approximately 42% of their fully diluted ownership interest prior to the recapitalization (assuming outstanding warrants are exercised and participate pro rata in the redemption). The recapitalization would be effected through a multi-step reclassification, so that each share of common stock held by public stockholders would effectively be converted into $34.50 of cash plus 0.25 shares of the Company's common stock.

     3) Outstanding warrants could be exercised (and, therefore, participate in the redemption) or remain outstanding as each warrantholder elects. Although Delcor would

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          encourage the holders of management stock options to
          retain (and not exercise) them, such options could be exercised (and, therefore, participate in the redemption) or remain outstanding as each management optionholder elects.

     4) Our proposed transaction is designed to be treated as a redemption for federal income tax purposes.
          Specifically, Delcor's increased equity ownership and the related reduction in the ownership interests of public stockholders should allow the transaction to satisfy the requirements of Section 302(b) of the Internal Revenue Code and enable the redemption to qualify for capital gains treatment.

     5)   Under the plan, Delcor would retain its existing
          3,872,235 shares of National Gypsum common stock and invest $150 million in cash to purchase 3,260,870 shares of newly issued common stock at the $46 per share
          Transaction Price.

     6) First Union Corporation would exchange its existing 784,999 shares of National Gypsum common stock for a new class of common stock (Class B common), which would have the same rights as the Company's current common stock except for limited voting privileges.

     7) NationsBank Corporation would invest approximately $36.1 million in cash to purchase 784,999 shares of the new class of Class B common stock at the $46 per share
          Transaction Price.

     8) First Union Corporation and NationsBank Corporation would each invest $50 million in cash to purchase a new $100 million issue of National Gypsum redeemable preferred stock. The preferred stock would pay dividends at a rate of 9% per annum, would carry no warrants, and would have an eight-year maturity. The issue would be callable at any time, with no premium, by the Company and have limited voting privileges to vote together with the common stock.

     9) Bank affiliates of First Union Corporation and NationsBank Corporation have provided commitment letters for a $325 million, five-year reducing revolving credit facility, which would supply the remaining funds required to effect the recapitalization and to meet future working capital needs.

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     10)  Neither our proposal, nor the debt and equity commitments furnished by First Union Corporation and NationsBank Corporation and their affiliates, would contain the special condition that matters relating to the possible financial impact of the NGC Settlement Trust's recent motions in the bankruptcy court be resolved to our satisfaction. The proposed agreement to effect the recapitalization would, however, contain customary conditions such as obtaining necessary regulatory approvals and third-party consents; absence of judicial orders or judgments prohibiting the recapitalization; absence of material adverse changes; conduct of business in the ordinary course until closing; termination or an appropriate amendment of the recently adopted rights agreement; and approval by the Board of Directors and adoption by the Company's stockholders of a plan of reclassification and related matters in accordance with Delaware law.

     11) Assuming all outstanding warrants are exercised for common stock prior to the recapitalization, the transaction would reduce fully diluted shares outstanding (exclusive of management stock options) from 22,234,000 to 13,097,294. Delcor would own 7,133,105 shares of common stock (or 54.5% of outstanding common shares). Public stockholders would continue to own 4,394,191 shares of common stock (or 33.6% of outstanding common shares). First Union Corporation and NationsBank each would own 784,999 Class B common shares (or 6.0% each of outstanding common shares). The total voting power of each of First Union Corporation and NationsBank Corporation, including both Class B common and preferred shares, would be less than 5.0%.

     12) Under our proposal, all current directors of the Company would continue as directors or be nominated for re-election in conjunction with the recapitalization. In addition, the size of the Board would be expanded so that Delcor would be permitted to designate a majority of the directors to be nominated. After the recapitalization, the Board would include at least three independent directors (not affiliated with Delcor) and at least one management director; no merger or similar business combination involving Delcor or an affiliate of Delcor would be permitted without the approval of a majority of the independent directors; and approval of a majority of independent directors would be required for any acquisition of shares that would result in ownership by Delcor and its affiliates of more than 79.9% of the Company's voting stock.

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     13)  Like our initial proposal, this proposal does not depend on sales of any Company assets, plant closings, employee layoffs, or any termination of or change in retirement benefits. Moreover, we hope all members of existing management will continue with the Company and we are prepared to discuss incentive compensation arrangements with them at the appropriate time.

     The Special Committee's letter to Delcor dated December 12, 1994, identified two basic issues with respect to Delcor's initial proposal: (1) that the proposed cash price of $43.50 per share was, in the view of the Special Committee, inadequate; and (2) that the original proposal was too conditional. We believe we have responded fully to both of these points by increasing our price, proposing a plan that would enhance both short-term and long-term realization of stockholder value, and eliminating the condition that matters relating to the financial impact of the NGC Settlement Trust's recent motions in the bankruptcy court be resolved to our satisfaction.

     We are convinced that our proposal is in the best interests of the Company's stockholders, management, employees and others interested in its success. For these reasons, we believe it would be mutually desirable for all interested parties if you would allow us the opportunity to review all information available to management and to negotiate with you a definitive agreement that embodies the terms of our proposal. We are prepared to enter into a definitive agreement promptly.

     As required by law, we will file tomorrow with the Securities and Exchange Commission an amendment to our current Schedule 13D to report the proposal made in this letter. A copy of this letter will be attached as an exhibit to that amendment.

     We look forward to meeting with you or your representatives to discuss this proposal at the earliest practicable time.

                              Very truly yours,

                              DELCOR, INC.



                              (Signature of W.D. Cornwell, Jr.)
                              W. D. Cornwell, Jr.
                              President

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